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                                                                 SUB-ITEM 77I

                       TERMS OF NEW OR AMENDED SECURITIES

                              AIM INVESTMENT FUNDS


The Board of Trustees of AIM Investment Fund (the "Trust") on November 3, 1999, acting pursuant to Section 9.3 of the Agreement and Declaration of Trust, approved the termination of the Advisor Classes of each of the series portfolios of the Trust and the conversion of shares of such Advisor Classes into shares of Class A of each portfolio to be effective the close of business February 11, 2000. Advisor Class shares of the portfolios are no longer offered for sale or exchange.

The holders of such converted Advisor Classes shall have the same right as pre-existing holders of the Class A shares.